

June 29, 2012

Via Email

James R. Smith, Jr.
Chief Executive Officer
Motricity, Inc.
601 108th Ave. Northeast, Suite 900
Bellevue, WA 98004

> **Re: Motricity, Inc.**
> **Amendment No. 4 to Form S-3 Registration Statement on Form S-1**
> **Filed June 21, 2012**
> **File No. 333-178309**

Dear Mr. Smith:

We have reviewed your letter dated June 21, 2012, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our June 14, 2012 letter.

Amendment No. 4 to Form S-3 Registration Statement on Form S-1

Use of Proceeds, page 52

1.   You now state that you may use the proceeds from the rights offering for acquisitions. Please provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K. In addition, provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K for your revolving loan facility from High River.

Material U.S. Federal Income Tax Consequences

Taxation of Subscription Rights

Receipt of Subscription Rights, page 74

2.   Please disclose whether counsel has any reason to think that the IRS would argue that the distribution of the subscription rights is a disproportionate distribution. For example, is there uncertainty based on case law?

3.   You state that you intend to take the position that the outstanding shares and other equity-based awards do not cause the subscription rights issued pursuant to the rights

offering to be part of a disproportionate distribution. Please clarify whether this is also counsel's position.

Taxation of Series J Preferred Stock, page 76

4.   You state that you intend to take the position that annual accruals of the redemption premium and concurrent income inclusions for the applicable holder are not required under federal income tax law. Please clarify whether this is also counsel's position.

Tax Consequences to the Company, page 78

5.   You state that you intend to take the position that the common stock warrants are options for U.S. federal income tax purposes and upon issuance will qualify for a safe harbor. Please clarify whether this is also counsel's position.

Incorporation of Documents by Reference, page 84

6.   Please include your current report on Form 8-K filed June 27, 2012. In addition, consider adding disclosure elsewhere in your prospectus that discusses the termination of the lease for your headquarters.

Exhibit 5.1

7.   Counsel states that "[t]o the extent that the laws of any other jurisdiction may govern any of the matters as to which we are opining herein, [it has] assumed that such laws are identical to the state laws of the Commonwealth of Massachusetts, and [it is] expressing no opinion . . . as to whether such assumptions are reasonable or correct." Counsel is required to opine on the law of the jurisdiction under which the company is organized, and the law of the jurisdiction governing the rights and warrant agreements. For guidance, refer to Sections II.B.1.a and II.B.1.f of Staff Legal Bulletin No. 19. Massachusetts is not the company's state of organization, and it does not appear that Massachusetts law governs the agreements. In addition, it does not appear that counsel can assume that the laws of the state of organization and the state laws governing the rights and warrants agreements are identical to the laws of the Massachusetts. For guidance, refer to Section II.B.3 of Staff Legal Bulletin No. 19 and Notes 19 and 22. Please revise, and ensure that the revised opinion is dated.

8.   Counsel states that it has "assumed that none of the terms of any Security to be established subsequent to the date hereof nor the issuance and delivery of such Security, nor the compliance by the Company with the terms of such Security, will violate any applicable federal or state law or will result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company." Please explain

and support this assumption, which appears to be overly broad, or revise. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Exhibit 8.1

9.   Counsel has not consented to the inclusion of its tax opinion in the prospectus. Please revise.

10.   This exhibit refers to a registration statement on Form S-3. In addition, it is not dated. In the revised opinion, please disclose that the registration statement has been amended on Form S-1, and ensure that the revised opinion is dated.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Samuel P. Williams, Esq.
        Brown Rudnick LLP